File No. 82-4018

Corporate Calendar RWE Group 2007*

SUPPL

02/23/2007 Annual report for fiscal 2006
– Press conference
– Analyst conference

04/18/2007 Annual General Meeting

04/19/2007 Ex-dividend date

05/15/2007 Interim report for the first quarter of 2007 with analyst conference call

08/09/2007 Interim report for the first half of 2007
– Press conference
– Analyst conference

11/14/2007 Interim report for the first three quarters of 2007 with analyst conference call


07020191

* All events will be broadcasted live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our website for at least three months.